Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Food RX and AI, Inc (DBA Digbi Health)
800 EL Camino Real West suite 180
Mountain View, CA 94040
http://digbihealth.com

Up to $1,235,000.00 in Series B Preferred Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Food RX and AI, Inc (DBA Digbi Health)
Address: 800 EL Camino Real West suite 180, Mountain View, CA 94040
State of Incorporation: DE
Date Incorporated: September 20, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Series B Preferred Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 10% for previous investors, customers, friends, and family

EARLY BIRD (Invest in the first 4 weeks)

Invest at least $1,000, receive 5% bonus share, and receive a promo code, to save 50% on a 4-month Digbi GLP-based Weightloss Program (Retail Price 2,000)

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It is Semaglutide, Compounded in compliance with quality and pharmaceutical industry standards Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage Refills shipped to your home

Ongoing insurance support, if needed

Access to Digbi Health App

Personal nutrition and fitness coaching

Invest at least $10,000, receive 10% bonus shares and a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards

Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home

Ongoing insurance support, if needed

Personal nutrition and fitness coaching

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Invest at least $50,000, receive 15% bonus shares and a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards

Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home

Ongoing insurance support, if needed

Personal nutrition and fitness coaching

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Invest at least $100,000, receive a 25% bonus, and share a promo code for two individuals for a FREE 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program The program includes

The program includes everything included in the program when you early bird invest at least 50,000

Volume Perks

Tier 1 Perk—-Invest at least $500 and receive a promo code to save 50% on the Digbi Personalized Care Program for weight loss and gut health (Retail Price $1,000). The program includes

1 Abbott CGM sensor, a 1 Genetic test kit, a

1 Gut microbiome test kit,

5 personalized reports (Genetic Nutrition, Food Allergy, Genetic Fitness, Genetic Skin Health, Gut Health), and Personal Coach for 12 months

Access to Digbi Health App

Tier 2 Perk - Invest at least $1,000, and receive a promo code, to save 50% on a 4-month Digbi GLP-based Weightloss Program (Retail Price 2,000)

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home Ongoing insurance support, if needed

Personal nutrition and fitness coaching

Access to Digbi Health App

Tier 3 Perk - Invest at least $2,500, receive 2% bonus share, a promo code to save 50% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

All of the Tier 2 Perk programs PLUS

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Access to Digbi Health App

Tier 4 Perk - Invest at least $10,000, receive 5% bonus share, a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (Retail Price $3,000). The program includes

All of the Tier 3 Perk program

Tier 5 Perk - Invest at least $100,000, receive10% bonus share, a promo code for two individuals, for FREE 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program. The program includes

All of the Tier 3 Perk program

Disclaimers

*The potential bonus perks mentioned in relation to your investment may involve the use of prescription drugs. It is important to note that the availability of such perks is contingent upon a comprehensive medical evaluation by a licensed healthcare professional. Prescription medications may not be suitable for everyone due to individual health conditions, medical history, or potential drug interactions. Therefore, receiving these perks cannot be guaranteed and should not be considered as a certainty when evaluating your investment. Always consult with a healthcare provider to determine the appropriateness of any prescription drug related to these perks for your personal health needs.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Digbi Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $2 / share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Digbi Health is hoping to help chronic disease management through a novel platform that combines genetic and gut microbiome insights to provide individualized, comprehensive care. Our focus is on addressing the root causes of diseases such as obesity, type 2 diabetes, and digestive issues. We leverage state-of-the-art medical research, a dedicated human care team, and artificial intelligence to deliver precision care that transforms the lives of our patients.

Products and Services

Digbi Health aims to offer a multi-condition platform that delivers personalized care for obesity, type 2 diabetes, and gastrointestinal (GI) issues. Our services include continuous glucose monitoring (CGM), at-home gut microbiome tests, and genetic tests. Our programs also address gender-specific needs such as PCOS and menopausal weight management, offering flexible clinical care and prescription options.

Business Model

Digbi Health operates on a B2B model, partnering with health plans and employers to offer our services as fully covered benefits to their members. As of May 2024, our services are accessible to 35 million members through seven health plans and leading employers. We generate revenue through contracted agreements with these partners, achieving a sixfold growth to $23 million in contracted revenue over the past 12 months. Our integrated platform simplifies billing and allows members to retain their doctors or work with Digbi doctors.

Corporate Structure

Food Rx and AI, Inc. DBA Digbi Health was incorporated on September 20, 2019, in Delaware. The company has one wholly owned subsidiary, 3TANDAI India Pvt. Ltd. organized on August 16, 2018 in India, which is engaged in the business of software development and its related support services to its holding, the US Company. The consolidated financial statements of Food Rx and AI, Inc. DBA Digbi Health (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mountain View, California.

Our corporate structure supports agile decision-making and rapid implementation of innovative healthcare solutions. Our team comprises experienced professionals with over 60 published papers and 79 US patents.

Intellectual Property

Digbi Health has 1 issued patent and two patents pending for our unique biomarkers and health management methods. Digbi Health team members are experienced and have developed 79 US patents at their previous employments and those patents are assigned to their last companies not owned by Digbi Health. Our patented technologies include the Digbi Compass™ model and the GLP-1 Compass™ program, which optimizes treatment plans and reduces healthcare expenditures. In addition to patents, our intellectual property portfolio includes proprietary algorithms, trade secrets, and copyrighted materials related to our precision biology-driven health solutions.

Competitors and Industry

Industry Analysis

Industry: Digbi Health operates within the digital health and chronic disease management industry, specifically targeting the $220 billion obesity market and the broader $536 billion digital health market.

Our multi-condition platform targets and treats a population of over 200M US adults with a TAM of $ =220B who struggle with Obesity, T2D, pred, and Severe GI conditions

108 Million adults are Obese X $1,000 = $100B

85 M are overweight

39M adults are T2D X$1000 = $39B

98M are Pre Diabetes X $395 per member = $38B

32M struggle with Severe GI conditions X $1000 = $32B

Dominant Players: Key players in the digital health industry include Livongo (Teladoc Health), Omada Health, and Noom. These companies offer digital health solutions but often lack the precision biology approach that Digbi Health provides.

Competitors: Direct competitors include companies like Virta Health and Habit, which offer personalized health programs. Indirect competitors include traditional weight loss and diabetes management programs that rely on generalized approaches.

Uniqueness: Digbi Health's competitive edge lies in our patented precision medicine approach, integrating genetic and gut microbiome data to create individualized treatment plans that address the root causes of chronic diseases.

Current Stage and Roadmap

Current Stage

Development Phase: Digbi Health's platform is fully operational, with significant market penetration and revenue generation. Our programs are validated by top employers and health plans, achieving a 100% employer contract renewal rate.

Next Phase: The next phase involves expanding our reach to more health plans, employers, and Medicare. We plan to scale our operations, enhance our platform capabilities, and continue validating our outcomes through peer-reviewed studies.

Road Map

Planned Milestones:

Expansion: Increase our coverage to include additional health plans and employers, aiming to reach 50 million users by the end of 2025.

Product Launches: Introduce new programs targeting other chronic conditions and demographics, such as adolescent obesity and senior health.

Marketing Efforts: Enhance our marketing efforts through strategic partnerships, digital campaigns, and awareness programs to increase user engagement and retention.

Technology Development: Continue to innovate and refine our AI algorithms and precision biology tools to improve treatment accuracy and health outcomes.

The Team

Officers and Directors

Name: Priyaanjan (Ranjan) Sinha

Priyaanjan (Ranjan) Sinha's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Principal financial officer, and Director
  Dates of Service: March, 2018 - Present
  Responsibilities: CEO and Board Member, overseeing all departmental operations, driving company vision and strategy, engaging with investors, managing senior leadership team, and maintaining corporate governance. Salary: $225,000 Equity Compensation: Founder Shares

Name: Ashok Belani

Ashok Belani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2018 - Present
  Responsibilities: Supporting the CEO since the founding of the company, providing strategic guidance and oversight.
  Salary: None Equity Compensation: None

Other business experience in the past three years:

- Employer: Woodside Energy
  Title: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Board member duties, providing strategic direction and oversight.

Name: Daniel Eduardo Almonacid Coronado

Daniel Eduardo Almonacid Coronado's current primary role is with SmartData SpA, DBA DataRoot. Daniel Eduardo Almonacid Coronado currently services 50% hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: May, 2021 - Present
  Responsibilities: Leading research collaborations, overseeing the publication and IP roadmaps, and serving as an interface between the scientific and various operational teams within the company. Salary: $100,000 Equity Compensation: 240,000 option shares vesting yearly over 4 years

Other business experience in the past three years:

- Employer: SmartData SpA, DBA DataRoot
  Title: Cofounder
  Dates of Service: March, 2021 - Present
  Responsibilities: Developing software for agricultural companies.

Name: Mark Burns Ganz

Mark Burns Ganz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Strategic Advisor
  Dates of Service: June, 2021 - Present
  Responsibilities: Serving as a board member and strategic advisor, providing guidance on company strategy and governance. Salary: None Equity Compensation: 300,000 shares

Other business experience in the past three years:

- Employer: Portland General Electric
  Title: Board Member
  Dates of Service: June, 2007 - April, 2024
  Responsibilities: Serving as a board director, providing strategic oversight and governance.

Other business experience in the past three years:

- Employer: Lion Creek Partners, LLC
  Title: Managing Principal
  Dates of Service: January, 2021 - Present
  Responsibilities: Managing consulting and investing activities, primarily an inert entity.

Other business experience in the past three years:

- Employer: Innovaccer
  Title: Advisory Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: Advising the senior management team.

Other business experience in the past three years:

- Employer: Inoneo
  Title: Informal Advisor
  Dates of Service: October, 2021 - Present
  Responsibilities: Providing occasional advice and perspective to the founder and CEO.

Name: Salomon Sredni

Salomon Sredni's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Outside director, providing strategic direction and governance. Salary: None Equity Compensation: None

Other business experience in the past three years:

- Employer: Ocean Azul Partners
  Title: Managing Director

Dates of Service: January, 2017 - Present
Responsibilities: Managing director, leading investment and business strategies.

Name: Garima Sharma

Garima Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Care
  Dates of Service: January, 2020 - Present
  Responsibilities: Leading clinical operations, delivering top-tier healthcare services, and advancing healthcare innovation. Salary: $165,000 Equity Compensation: 145,000

Other business experience in the past three years:

- Employer: HLTH
  Title: Community Consultant
  Dates of Service: August, 2023 - June, 2024
  Responsibilities: Providing expertise and guidance on digital health technologies and trends.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never

happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The preferred that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the perferred we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ranjan Sinha	7,598,000	Common Stock	26.032%
Ranjan Sinha	316,233	Series Seed Preferred (SSP) Stock	
Accel India VI (Mauritius) Limited	6,554,989	Series A Preferred (SAP) Stock	21.561%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred (SSP) Stock, Series A Preferred (SAP) Stock, Series B Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 40,256,544 with a total of 15,335,213 outstanding.

Voting Rights

One vote per share.

Material Rights

Stock Options

The total amount outstanding includes 2,574,998 shares pursuant to options and RSUs issued and outstanding and 2,679,215 shares available for issuance under the plan.

Series Seed Preferred (SSP) Stock

The amount of security authorized is 5,203,217 with a total of 5,203,217 outstanding.

Voting Rights

There are no voting rights associated with Series Seed Preferred (SSP) Stock.

Material Rights

Dividends: SSP holders are entitled to receive dividends on a pari passu basis with other preferred stock, equal to the dividends payable on the Common Stock, if declared.

Liquidation Preferences: In the event of liquidation, SSP holders receive an amount equal to the greater of (i) the Series Seed Price ($0.68306 per share) plus declared but unpaid dividends or (ii) the amount they would receive if their shares were converted to Common Stock.

Conversion Rights: SSP can be converted into Common Stock at any time at the holder's option. The initial conversion rate is the Series Seed Price divided by the conversion price, subject to adjustments.

Voting Rights: Each share of SSP carries the number of votes equal to the number of shares of Common Stock it can be converted into. SSP holders vote together with Common Stock holders on an as-converted basis.

Protective Provisions: Certain actions by the corporation require the approval of SSP holders, particularly if they materially and adversely affect SSP holders differently than other preferred stock holders.

Please refer to Exhibit F of our offering materials for our most recent Restated Certificate of Incorporation.

Series A Preferred (SAP) Stock

The amount of security authorized is 12,235,975 with a total of 9,863,661 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred (SAP) Stock.

Material Rights

Dividends: SAP holders are entitled to dividends on a pari passu basis with other preferred stock, equal to the dividends payable on the Common Stock, if declared.

Liquidation Preferences: In the event of liquidation, SAP holders receive an amount equal to the greater of (i) the Series A Price ($0.6865 per share) plus declared but unpaid dividends or (ii) the amount they would receive if their shares were converted to Common Stock.

Conversion Rights: SAP can be converted into Common Stock at any time at the holder's option. The initial conversion rate is the Series A Price divided by the conversion price, subject to adjustments.

Voting Rights: Each share of SAP carries the number of votes equal to the number of shares of Common Stock it can be converted into. SAP holders vote together with Common Stock holders on an as-converted basis. SAP holders are also entitled to elect one director exclusively.

Protective Provisions: Certain significant corporate actions require the approval of SAP holders, such as changes to the Certificate of Incorporation, creation of new equity plans, or sale of significant assets.

Please refer to Exhibit F of our offering materials for our most recent Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 11,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series B Preferred Stock.

Material Rights

Dividends: Series B holders are entitled to dividends on a pari passu basis with other preferred stock, equal to the dividends payable on the Common Stock, if declared.

Liquidation Preferences: In the event of liquidation, Series B holders receive an amount equal to the greater of (i) one times the Series B Price plus declared but unpaid dividends or (ii) the amount they would receive if their shares were converted to Common Stock.

Conversion Rights: Series B can be converted into Common Stock at any time at the holder's option. The initial conversion rate is the Series B Price divided by the conversion price, subject to adjustments.

Voting Rights: Each share of Series B carries the number of votes equal to the number of shares of Common Stock it can be converted into. Series B holders vote together with Common Stock holders on an as-converted basis.

Protective Provisions: Similar to SAP, certain significant corporate actions require the approval of Series B holders.

Please refer to Exhibit F of our offering materials for our most recent Restated Certificate of Incorporation.

Convertible Note

The security will convert into Series b and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,390,816.16
Maturity Date: December 01, 2025
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: $4M equity Raise

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Series B Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Series A Shares
  Type of security sold: Equity
  Final amount sold: $1,371,588.00
  Number of Securities Sold: 1,998,045
  Use of proceeds: Operations -Product Development and Sales
  Date: April 25, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $5,391,339.16
  Use of proceeds: Operations -Product Development and Sales
  Date: January 15, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

In fiscal year 2022, the company generated $595,099 in revenue, which increased to $620,439 in fiscal year 2023. This 4% growth in revenue was primarily driven by the successful launch of new contracts in 2023, which were secured in 2022. These contracts reflect the company's ability to capitalize on its growth phase and expand its market presence. The increase in revenue, although modest, underscores the company's strategic efforts to enhance its product offerings and services.

Cost of Sales

The Cost of Sales saw a significant decrease from $197,275 in fiscal year 2022 to $121,992 in fiscal year 2023, representing a reduction of approximately 38%. This decrease was largely attributed to the reduction in sales personnel, indicating a strategic shift towards more efficient sales processes or the automation of certain sales functions. This reduction in cost is a positive indicator of the company's focus on improving operational efficiency, which is crucial as the company scales.

Gross Margins

Gross margins improved from $446,540 in fiscal year 2022 to $487,023 in fiscal year 2023, reflecting an increase of approximately 9%. This improvement in gross margins is directly tied to the increase in product sales, indicating that the company has successfully enhanced its product value proposition, possibly through innovation or better market positioning. The increase in gross margins is a positive sign of the company's ability to generate higher profitability from its sales, which is essential as it aims for sustained growth.

Expenses

Total expenses decreased from $3,319,827 in fiscal year 2022 to $3,050,588 in fiscal year 2023, marking an 8% reduction. This decrease is mainly due to a reduction in headcount expenses, which suggests that the company has streamlined its operations, possibly through restructuring or by adopting more cost-effective business practices. The ability to reduce expenses while increasing revenue and gross margins reflects the company's strategic focus on improving profitability and operational efficiency.

Historical results and cash flows:

The Company is currently in the Growth stage and revenue generating. We believe that historical cash flows will not be indicative of the revenue and cash flows expected for the future because we already have a 10X growth in contracted revenues for 2024 and 2025 over 2023 and 2022, with only a 20% increase in operating expenses.

Digbi Health's business model involves managing chronic conditions like obesity, GI disorders, T2D, and high cholesterol for employees. When we contract with employers, we expect about 50% of adult employees and dependents to qualify for our program, referred to as "eligible covered lives." Of these, approximately 15% enroll each year, and we bill $1,000 per enrollee for 12 months. Contracted (or guaranteed) revenue represents the potential income based on these enrollments.

Actual revenue is realized when participants sign up, with $650 received at enrollment and $150 at the start of each quarter, paid within 30 days of billing. The key difference is that contracted revenue reflects potential earnings, while actual revenue shows the funds Digbi receives from enrolled members, aligning with our cash flow.

This distinction is important for understanding the potential and realized financial performance of Digbi Health. Contracted revenue shows the growth potential and market reach, while actual revenue reflects the company's operational execution and participant engagement.

Past cash was primarily generated through equity investments and convertible notes. Current cash flow is supported by substantial higher (350%) sales compared to 2023 and 2022 sales. Our goal is to use the cash generated through sales to make the company's cash flow positive in 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the Company has capital resources available in the form of $1.167M cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are not necessary for the company's viability. However, the funds raised will significantly allow Digbi to accelerate growth as we can increase our investment in sales and marketing while maintaining our goal to achieve positive cash flow by early 2026. If the crowdfunding campaign raises its maximum funding goal, 42% of our total funds will be made up of funds raised from the crowdfunding campaign. We have other funds and capital resources available, including support from our current venture investors who can continue to support the business..

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the company's viability. If the crowdfunding campaign raises its maximum funding goal, 42% of our total funds will be made up of funds raised from the crowdfunding campaign. We have other funds and capital resources available, including support from our current venture investors who can continue to support the business.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will become cash flow positive. This is based on a current monthly burn rate of $207,000 and a monthly gross margin of $282,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will become cash flow positive. This is based on a current monthly burn rate of $207,000 and a monthly gross margin of $282,000. Total expenses of $223,000 are allocated to salaries, including R&D salaries, and the remaining amount to marketing, travel, and rent.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Convertible Note 2022
  Amount Owed: $3,288,876.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2025
  Each note will be convertible into Conversion Shares pursuant to the following events: • Next Equity Financing Conversion. The principal and unpaid accrued interest on the Note will be automatically converted into the Conversion Shares immediately prior to the initial closing of the Next Equity Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in the Next Equity Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Next Equity Financing. At least five business days before the closing of the Next Equity Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing. • Other Financing. In the event of an Other Financing, each Investor may elect to convert the principal and unpaid accrued interest on their Note into the Conversion Shares immediately prior to the initial closing of the Other Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in such Other Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Other Financing. At least five business days before the closing of the Other Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Other Financing. • Liquidation Event or Initial Offering. In the event of a Liquidation Event or Initial Offering, as applicable, before full payment of a Note or before a Note has been converted, the principal and unpaid accrued interest on each Note shall automatically convert into Conversion Shares at a price per share equal to the Conversion Price immediately prior to the closing of the Liquidation Event or Initial Offering, as applicable. • Maturity Conversion. At any time following the Maturity Date and before a Note is repaid or otherwise converted pursuant to this Agreement, the Investor may (i) elect, in lieu of being repaid all unpaid accrued interest due and all of the outstanding principal amount of the Note, to convert the Note into shares of the most senior Preferred Stock now or hereafter issued by the Company, at a conversion price equal to the Conversion Price, or (ii) demand the Note become immediately due and payable. By default, the Note shall continue to remain outstanding, accrue interest, and be subject to conversion or repayment as set forth herein. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

- Creditor: Convertible Note 2023
  Amount Owed: $148,451.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2025
  Each note will be convertible into Conversion Shares pursuant to the following events: • Next Equity Financing Conversion. The principal and unpaid accrued interest on the Note will be automatically converted into the Conversion Shares immediately prior to the initial closing of the Next Equity Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in the Next Equity Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Next Equity Financing. At

least five business days before the closing of the Next Equity Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing. • Other Financing. In the event of an Other Financing, each Investor may elect to convert the principal and unpaid accrued interest on their Note into the Conversion Shares immediately prior to the initial closing of the Other Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in such Other Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Other Financing. At least five business days before the closing of the Other Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Other Financing. • Liquidation Event or Initial Offering. In the event of a Liquidation Event or Initial Offering, as applicable, before full payment of a Note or before a Note has been converted, the principal and unpaid accrued interest on each Note shall automatically convert into Conversion Shares at a price per share equal to the Conversion Price immediately prior to the closing of the Liquidation Event or Initial Offering, as applicable. • Maturity Conversion. At any time following the Maturity Date and before a Note is repaid or otherwise converted pursuant to this Agreement, the Investor may (i) elect, in lieu of being repaid all unpaid accrued interest due and all of the outstanding principal amount of the Note, to convert the Note into shares of the most senior Preferred Stock now or hereafter issued by the Company, at a conversion price equal to the Conversion Price, or (ii) demand the Note become immediately due and payable. By default, the Note shall continue to remain outstanding, accrue interest, and be subject to conversion or repayment as set forth herein. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

- Creditor: Ranjan Sinha, the founder and the CEO
  Amount Owed: $157,000.00
  Interest Rate: 25.0%
  Maturity Date: December 31, 2024
  Since no maturity date was set and the loan may be called at any time, it was classified under current liabilities.

- Creditor: Convertible Note 2024
  Amount Owed: $2,818,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2025

Related Party Transactions

- Name of Person: Ranjan Sinha
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: During the years presented, the Company borrowed $157,000 from Ranjan Sinha, the founder and CEO. The details of the loan are as follows: Principal Amount: $157,000 Interest Rate: 25.00% Borrowing Period: 2023 Maturity Date: 2024 (No specific maturity date was set, and the loan may be called at any time.) Current Portion: $157,000 Non-Current Portion: $0 Total Indebtedness: $157,000 Since the loan has no fixed maturity date and may be called at any time, it is classified under current liabilities.

Valuation

Pre-Money Valuation: $60,804,182.00

Valuation Details:

Pre-Money Valuation: $60 Million

Valuation Details: The Company determined its pre-money valuation of $60 million by analyzing multiple factors, including market comparables, recent funding rounds, and significant business milestones.

Market Comparables: Comparable digital health companies have valuations ranging from $60 million to $500 million, indicating strong market potential and investor confidence in this sector.

Recent Funding Rounds: Digbi's last capital raise as a convertible note round was capped at a valuation of $25 million. This was before Digbi secured contracts to access 30 million members of seven health plans and significant new employer contracts, including for GLP-1 weight loss drug management for the State of North Dakota municipal workers. Digbi has seen a 3.5X growth in revenue on TTM, reflecting substantial business expansion and market adoption since the last capital raise.

Intellectual Property: Digbi Health holds one granted patent and three pending patents on using genetic and gut microbiome data to manage weight loss, obesity, and mental health. These patents underscore the company's innovative edge and proprietary technology.

Strategic Milestones: The valuation also considers Digbi Health's ability to secure significant contracts and growth trajectory. The company's access to a large member base through health plans and employers, along with its innovative solutions in a $220 billion obesity market, positions it for substantial growth.

In summary, Digbi Health's valuation is supported by strong market comparables, impressive revenue growth, significant intellectual property, and strategic business milestones, reflecting its potential for continued success and expansion.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  4.5%
  We will use 4.5% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  64.0%
  We will use 64% of the funds to hire key personnel for daily operations, including the following roles: Regional Sales Managers and Account Managers and Product Marketing Managers. The wages are commensurate with the training, experience, and position.

- Marketing StartEngine Raise
  5.0%
  We will use 5% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  15.0%
  We will use 15% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  5.0%
  We will use 5% of the funds to enhance our operational infrastructure. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for[office space, utilities, travel and other operational expenses.]

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://digbihealth.com (https://digbihealth.com/pages/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/digbi-health

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Food RX and AI, Inc (DBA Digbi Health)

[See attached]

FOOD RX AND AI, INC.
DBA DIGBI HEALTH

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Food Rx and AI, Inc. DBA Digbi Health
Mountain View, California

We have reviewed the accompanying consolidated financial statements of Food Rx and AI, Inc. DBA Digbi Health (the "Company"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 05, 2024
Los Angeles, California

FOOD RX AND AI, INC. DBA DIGBI HEALTH
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 243,256	$ 273,249
Accounts Receivable, net	42,968	-
Prepaids and Other Current Assets	93,016	150,307
Total Current Assets	**379,240**	**423,556**
Property and Equipment, net	24,920	37,297
Intangible Assets	41,095	26,545
Security Deposit	493	497
Total Assets	**$ 445,748**	**$ 487,894**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 109,435	$ 33,300
Accrued Interest on Convertible Notes	276,855	59,616
Related Party Loans	157,000	-
Other Current Liabilities	148,410	495,809
Total Current Liabilities	**691,700**	**588,725**
Convertible note, net of current portion	3,166,451	818,000
Total Liabilities	**3,858,150**	**1,406,725**
STOCKHOLDERS' EQUITY		
Common Stock	102	102
Series Seed Preferred Stock	52	52
Series A Preferred Stock	99	99
Additional Paid in Capital	10,009,892	9,856,527
Share Discount Account	(16,204)	(16,204)
Accumulated Deficit	(13,406,343)	(10,759,405)
Total Stockholders' Equity	**(3,412,402)**	**(918,830)**
Total Liabilities and Stockholders' Equity	**$ 445,748**	**$ 487,895**

See accompanying notes to financial statements.

FOOD RX AND AI, INC. DBA DIGBI HEALTH
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 620,458	$ 565,836
Cost of Goods Sold	133,415	148,811
Gross Profit	**487,043**	**417,024**
Operating Expenses		
General and Administrative	2,513,865	2,903,745
Research and Development	4,608	2,346
Selling and Marketing	374,217	411,363
Total Operating Expenses	**2,892,690**	**3,317,454**
Net Operating Loss	**(2,405,647)**	**(2,900,430)**
Interest Expense	218,489	59,616
Other Loss/(Income)	-	(1,778)
Loss Before Provision for Income Taxes	**(2,624,135)**	**(2,958,268)**
Provision/(Benefit) for Income Taxes	22,802	42,279
Net Loss	**$ (2,646,937)**	**$ (3,000,547)**

See accompanying notes to financial statements.

FOOD RX AND AI, INC. DBA DIGBI HEALTH
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Series Seed Preferred Stock Shares	Amount	Series A Preferred Stock Shares	Amount	Additional Paid In Capital	Share Discount Account	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	10,154,000	$ 102	5,203,217	$ 52	9,176,613	$ 92	$ 9,188,122	$ (16,204)	$ (7,758,859)	$ 1,413,305
Issuance of stock	4,000	1	-	-	687,048	7	643,264	-	-	643,272
Share-Based Compensation	-	-	-	-	-	-	25,139	-	-	25,139
Net Loss	-	-	-	-	-	-	-	-	(3,000,547)	(3,000,547)
Balance—December 31, 2022	10,158,000	$ 102	5,203,217	$ 52	9,863,661	$ 99	$ 9,856,527	$ (16,204)	$ (10,759,405)	$ (918,830)
Capital Contribution	-	-	-	-	-	-	124,034	-	-	124,034
Share-Based Compensation	-	-	-	-	-	-	29,331	-	-	29,331
Net Loss	-	-	-	-	-	-	-	-	(2,646,937)	(2,646,937)
Balance—December 31, 2023	10,158,000	$ 102	5,203,217	$ 52	9,863,661	$ 99	$ 10,009,892	$ (16,204)	$ (13,406,343)	$ (3,412,402)

See accompanying notes to financial statements.

FOOD RX AND AI, INC. DBA DIGBI HEALTH
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (2,646,954)	$ (2,997,924)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	13,634	45,705
Amortization of Intangibles Assets	4,978	3,025
Share-Based Compensation	29,331	25,139
Fair Value in Excess of Stated Value of Derivative Instrument		
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	(42,968)	64,586
Accrued Interest on Convertible Notes	217,239	59,616
Deferred Tax Asset	17	(2,623)
Prepaids and Other Current Assets	57,291	(149,209)
Accounts Payable	76,135	(11,926)
Other Current Liabilities	(347,399)	346,950
Security Deposit	3	(497)
Net Cash Used In Operating Activities	**(2,638,694)**	**(2,617,158)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(1,256)	(83,002)
Purchases of Intangible Assets	(19,528)	(23,450)
Net Cash Used in Investing Activities	**(20,784)**	**(106,452)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	124,034	643,272
Borrowing/ (Repayment) of Shareholder Loans	157,000	(155,991)
Borrowing on Convertible Notes	2,348,451	818,000
Net Cash Provided by Financing Activities	**2,629,485**	**1,305,281**
Change in Cash & Cash Equivalents	**(29,993)**	**(1,418,329)**
Cash & Cash Equivalents —Beginning of The Year	273,249	1,691,578
Cash & Cash Equivalents—End of The Year	**$ 243,256**	**$ 273,249**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 218,489	$ 59,616
Cash Paid During the Year for Income Taxes	$ 22,819	$ 39,656

See accompanying consolidated notes to financial statements

1. NATURE OF OPERATION

Food Rx and AI, Inc. DBA Digbi Health was incorporated on September 20, 2019, in Delaware. The company has one wholly owned subsidiary, 3TANDAI India Pvt. Ltd. organized on August 16, 2018 in India, which is engaged in the business of software development and its related support services to its holding, the US Company. The consolidated financial statements of Food Rx and AI, Inc. DBA Digbi Health (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mountain View, California.

Food Rx and AI, Inc. DBA Digbi Health is a personalized digital health/therapeutics company focused on preventing and reversing obesity and associated digestive and cardio-metabolic conditions. Digbi partners with employers and health plans to deliver genetic, gut microbiome-based whole-person, personalized Food-as-Medicine treatment and virtual care to people struggling with gastrointestinal (GI) and associated obesity and cardiometabolic illnesses. Digbi treatment starts with diagnosing genetics, gut microbiome, food, lifestyle, and clinical signals to target the root cause of illness. Digbi products are sold to employers and payers who offer them as fully covered health benefits to their employees or members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during 2023 and 2022, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers	3 years
Office Equipments	5 years
Furnitures	5 years

Intangibles

Intangible assets with finite lives, such as patents are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes its patent. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Online Sales: Revenue is recognized at a point in time when the goods are delivered to the customer.

Cost of Sales

Cost of sales includes the cost of materials, freight and delivery and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $374,217 and $411,363, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 05, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Accrued Receivables	$ 16,503	$ 16,503
Payroll Refunds	1,097	1,097
Advances	25,194	55,044
Prepaid Expenses	31,937	15,078
Other Current Assets	18,284	62,584
Total Prepaids and Other Current Assets	$ 93,016	$ 150,307

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	$ 46,039	$ 303,379
Tax Payable	38,960	38,406
Audit Fees Payable	4,264	3,083
Various Provision	17,956	88,925
TDS Payable	12,006	3,576
Total Payroll Liabilities	29,185	58,441
Total Other Current Liabilities	$ 148,410	$ 495,809

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Computers	$ 25,172	$ 28,673
Office Equipments	58,136	53,378
Furnitures	951	951
Property and Equipment, at cost	**84,259**	**83,002**
Accumulated Depreciation	(59,339)	(45,705)
Property and Equipment, net	**$ 24,920**	**$ 37,297**

Depreciation expenses for the years ended December 31, 2023 and 2022 were $13,634 and $45,705 respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patent	$ 49,778	$ 30,250
Intangible Assets, at cost	**49,778**	**30,250**
Accumulated Amortization	(8,683)	(3,705)
Intangible Assets, net	**$ 41,095**	**$ 26,545**

Amortization expenses for the years ended December 31, 2023 and 2022 were $4,978 and $3,025, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ (4,978)
2025	(4,978)
2026	(4,978)
2027	(4,978)
Thereafter	(21,184)
Total	**$ (41,095)**

6. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 2022	$ 3,018,000	7.00%	09/19/2022	12/31/2025	$ 270,876	$ 3,018,000	$ 3,288,876	$ 59,616	$ 818,000	$ 877,616
Convertible Note 2023	148,451	7.00%	06/04/2023	12/31/2025	5,979	148,451	$ 154,429	-	-	-
Total					$ 276,855	$ 3,166,451	$ 3,443,305	$ 59,616	$ 818,000	$ 877,616

Each note will be convertible into Conversion Shares pursuant to the following events:

- **Next Equity Financing Conversion.** The principal and unpaid accrued interest on the Note will be automatically converted into the Conversion Shares immediately prior to the initial closing of the Next Equity Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in the Next Equity Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Next Equity Financing. At least five business days before the closing of the Next Equity Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing.

- **Other Financing.** In the event of an Other Financing, each Investor may elect to convert the principal and unpaid accrued interest on their Note into the Conversion Shares immediately prior to the initial closing of the Other Financing at a price per share equal to the lower of: (1) eighty percent (80%) of the lowest price paid per share paid by the cash investors in such Other Financing, or (2) the Conversion Price as of immediately prior to the initial closing of the Other Financing. At least five business days before the closing of the Other Financing, the Company shall notify each Investor in writing of the terms under which the Preferred Stock of the Company will be sold. The issuance of Conversion Shares pursuant to the conversion of the Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Other Financing.

- **Liquidation Event or Initial Offering.** In the event of a Liquidation Event or Initial Offering, as applicable, before full payment of a Note or before a Note has been converted, the principal and unpaid accrued interest on each Note shall automatically convert into Conversion Shares at a price per share equal to the Conversion Price immediately prior to the closing of the Liquidation Event or Initial Offering, as applicable.

- **Maturity Conversion.** At any time following the Maturity Date and before a Note is repaid or otherwise converted pursuant to this Agreement, the Investor may (i) elect, in lieu of being repaid all unpaid accrued interest due and all of the outstanding principal amount of the Note, to convert the Note into shares of the most senior Preferred Stock now or hereafter issued by the Company, at a conversion price equal to the Conversion Price, or (ii) demand the Note become immediately due and payable. By default, the Note shall continue to remain outstanding, accrue interest, and be subject to conversion or repayment as set forth herein.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loan

During the years presented, the Company borrowed money from the founder and the CEO, Ranjan Sinha. The details of the loan from the owner are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ranjan Sinha, the founder and the CEO	$ 157,000	25.00%	2023	2024	$ 157,000	$ -	$ 157,000	$ -	$ -	$ -
Total					$ 157,000	$ -	$ 157,000	$ -	$ -	$ -

Since no maturity date was set and the loan may be called at any time, it was classified under current liabilities.

7.   SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 5,258,213 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,039,998	$ 0.25	-
Granted	79,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	2,118,998	$ 0.25	8.56
Exercisable Options at December 31, 2022	1,686,498	$ 0.25	8.56
Granted	460,000	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	2,578,998	$ 0.25	7.56
Exercisable Options at December 31, 2023	1,822,748	$ 0.25	7.56

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expenses of $29,331 and $25,139, respectively.

8.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 33,626,537 shares of common stock with a par value of $0.00001. As of December 31, 2023, and 2022, 10,158,000 shares of common stock have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 17,439,192 shares of preferred stock with par value of $0.00001, 5,203,217 of which shares shall be designated "Series Seed Preferred Stock", and 12,235,975 of which shares shall be designated "Series A Preferred Stock".

As of December 31, 2023, and 2022, 5,203,217 shares of Series Seed Preferred Stock, and 9,863,661 shares of Series A Preferred Stock have been issued and were outstanding.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,		2023		2022
Foreign Taxes	$	22,802	$	42,279
Net Operating Loss Benefit		(789,846)		(895,363)
Valuation Allowance		789,846		895,363
Net Provision For Income Tax	$	22,802	$	42,279

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022, are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(2,900,132)	$	(2,110,285)
Valuation Allowance		2,900,132		2,110,285
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $9,718,939. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company has an outstanding loan liability to one of its shareholders in the total amount of $157,000. The loan bears an interest of 25% per annum and is expected to be repaid in 2024.

12. SUBSEQUENT EVENTS

In January, the Company issued $2,818,000 of Convertible Notes, with an interest rate of 7% and a maturity date of December 31, 2025.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,405,647, an operating cash flow loss of $2,638,694 and liquid assets in cash of $243,256, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF DIGBI HEALTH

Groundbreaking Care for Obesity and Digestive Health

Digbi has transformed the lives of thousands of patients with obesity, cardiometabolic, and gut health challenges using state-of-the-art Precision Medicine research, a human care team, and AI. Digbi's care programs are accessible to 35 million members as fully covered ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



dna + gut kit

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$2.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$200	$60.8M

REASONS TO INVEST

As of May 2024, 35M users through seven health plans and leading employers have fully covered access to Digbi Health's advanced genetic and gut microbiome-based care for obesity, type 2 diabetes, & digestive health.

Backed by Accel, LG, and Ocean Azul, our team is experienced with 60+ published papers, one granted patent, three pending patents., and research validated by top medical schools such as UC San Diego, West Virginia University, and Northwestern University.

Innovating in the $220B obesity market with 6X revenue growth to $2M in 2024 and to $23M in contracted revenue*, our comprehensive weight loss diabetes prevention program has achieved the highest partner status from the CDC.

*Contracted revenue represents the potential earnings based on eligible participants under contract, while actual revenue reflects the cash received from individuals who enroll in Digbi's program.

TEAM



Ranjan Sinha • CEO, Founder

With over 33 years of experience in business, Ranjan is focused on advancing care for digestive and obesity-related illnesses. At Digbi Health, he integrates genetics, the gut microbiome, and AI for personalized health solutions. A member of the American ...

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Salomon Sredni • Board Member

Salo is a seasoned executive with a distinguished career in Technology, Healthcare, and Financial Services. He has led companies through successful IPOs and global expansions. His expertise in healthcare innovation drives sustainable growth, ...

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Steve Blumenfield • Advisor

Steve is a seasoned strategist and product leader with deep expertise in Healthcare, Insurtech, and Talent. With a history of successful product and business launches at a Health Plan, PBM, and Consultancy, Steve excels in strategic planning, creative ...

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04:24

THE PITCH

Revolutionizing Chronic Disease Management Through Precision Biology



We Target the Root Cause of Obesity, Diabetes and Digestive Illnesses

Through an innovative platform, we harness genetic and gut microbiome and lab data, using AI, to manage and treat obesity, diabetes, and digestive health. We secured contracts granting access to 35 million users, across seven health plans and achieved 6X revenue growth over the previous 12 months July 2023 - July 2024. Our IP portfolio includes one granted patent and three pending patents. Backed by top venture firms like Accel, LG, and Ocean Azul, we are poised to transform the $220 billion market. Our program is recognized by the CDC.

We believe we have proven our ability to execute and now aim to expand Digbi's coverage to 150 million Americans by signing on more health plans and Medicare. Invest with us in advancing care of chronic illnesses that you or perhaps a loves one struggles with.



FIERCE Biotech
MEDTECH
Novo Nordisk to explore obesity risk tests with Digbi Health pilot project
By Conor Hale
Aug 22, 2022 11:03am
Novo Nordisk
Obesity
microbiome
Artificial Intelligence
digbi
dna + gut
BACKED BY RESEARCH
The Digbi Difference
Care under one roof
One of the first companies to holistically treat Obesity, Diabetes and GI health
Precision Biology
Using advanced testing to customize treatment to members' biology
Flexible Care Model
Offering Food-as-Medicine, Pharmaceuticals, or a combination to meet individual health needs







THE OPPORTUNITY

Aligning Care to Your Body



Large Market Undergoing Disruption: Obesity costs the US healthcare system almost $173 billion annually. One in three Americans struggle with obesity and diabetes and digestive health conditions, with 160 million seeking more effective solutions. [Source](#)

Current Solutions Have Not Delivered: Scientific evidence shows that behavior change-based programs have failed to solve the problem because they ignore individual variations in genetics and the gut microbiome. Instead, they promote one-size-fits-all restrictive diet like Keto and Intermittent fasting. These programs treat interconnected conditions in silos, leading to frustrated patients discontinuing therapy due to patchwork care across doctors, medications, and labs. [Source](#)

Significant Cost Concerns Around GLP Drugs: Health plans and employers, including Medicare, face increased uncertainty and skyrocketing costs related to new GLP-1 weight loss drugs like Ozempic and Wegovy. There is a critical need for a holistic, data-driven approach that identifies the best path of treatment at the lowest cost. [Source](#)

Innovative Proven Solution: Digbi Health's platform delivers personalized care for obesity, type 2 diabetes, and GI issues by leveraging CGM, at-home gut microbiome, and genetic tests. Our patented Digbi Compass™ model, based on data from 10,000 diverse patients, accurately directs members into the most effective, cost-efficient treatment plans with 85% accuracy. We address gender-specific needs like PCOS and menopausal weight management and offer flexible clinical care and prescription options. Integrated with health plans and doctors and our platform simplifies billing and allows employees to keep their doctors or work with Digbi doctors.



Advanced personalized care for Obesity, Diabetes and Gut Health
Powered by Precision Biology and AI
Emma
Hypertension
Carlos
Type 2 Diabetes
Mike
IBS
Aiko
Chronic Migraine
Maya
High Cholesterol
PATIENTS
Patients are statified into the best care path using an AI-powered model informed by their biology
Digbi Success Compass
Identifies the best path of care with 87% accuracy
Food-as-medicine
Food-as-medicine + Medication
Food-as-medicine + Surgery
Nutrition support
At-home testing
Virtual clinic, MD, RN, Coaches
Community support

Precision Care for Controllable Conditions
Monitor and manage high-cost claimants
Fully covered zero copay benefit
Manage the cost of specialty drugs
Engage employees with targeted marketing campaigns









THE MARKET & OUR TRACTION

Digibi Health Soars in $536 Billion Digital Health Marketing with Proven Results



Digbi Health is loved and trusted by thousands of members
Transformative Stories, Guided by Biology
Shanon
HR Leader, Tecumseh
15 POUNDS LOST
Reversed Type 2 Diabetes and lowered cholesterol by discovering unique gene variants. Rekindled her passion for camping outdoors.
Emily
Nurse, Pasedena
19 POUNDS LOST
Reversed cardiac issues, overcame her back injury and reignited her passion for Jiu Jutsu and biking.
James
Supply Leader, Olathe
37 POUNDS LOST
Reversed prostate cancer risk and bloating. Got back to playing with his daughter and running daily.

- **Revenue Growth:** Digbi Health's actual revenue has experienced 6X growth over the past 12 months from July 2023 - 2024 and our actual revenue year to date is $2M. We now have contracted revenue of $23 million. Contracted revenue represents the potential earnings based on eligible participants under contract, while actual revenue reflects the cash received from individuals who enroll in Digbi's program. This substantial increase highlights our market acceptance and the effectiveness of our business model.

- **Expanding User Base:** As of May 2024, Digbi Health's programs are fully covered for 35 million users through partnerships with seven health plans and leading employers. This extensive coverage positions us for sustained growth and market penetration.

- **Successful Launch of Health Plan Channel:** Within the initial 30 days post-launch, Digbi Health enrolled 1,200 members, demonstrating strong early adoption and user engagement.

- **Validated Outcomes:** Our health outcomes, published by a leading health plan, include an average weight loss of 19.6 pounds, a 1.01% reduction in A1C levels, and significant improvements in digestive issues, chronic pain, inflammatory skin conditions, anxiety, migraines, and sleep apnea.

- **Successful rollout of GLP-1 Drug Management Program**: Our precision biology-based innovative GLP-1 Compass™ program has been adopted by North Dakota Public Health Trust to manage the rising costs of GLP-1 drugs for its municipal employees.

- **Launch of Nationwide GLP-1 Weight Loss Telehealth Clinic**: Based on this success, Digbi launched a telehealth weight loss program to support the prescription and management of branded and compounded GLP-1s across 50 states. Individuals can access GLP-1 weight loss medication, personalized food-as-medicine, and gut health support from the convenience of their homes.

- **Client Success:** We have effectively replaced multiple legacy point solutions, reducing program costs by 2X and eliminating point solutions for Type 2 diabetes, hypertension, and GI health.

- **Strong Partnerships:** Digbi Health's platform is trusted by leading companies and healthcare providers. Our partnerships include global tax preparation firms, CGM manufacturers, and digestive health leaders, enabling us to deliver comprehensive care that controls costs and enhances patient outcomes.

- **4.8 Star Google Rating:** This rating reflects a high user retention rate, high customer satisfaction, and trust.

- **Innovative Technology:** We designed the company AI and Precision biology first integrates members' biology, pharmaceutical treatments, and lifestyle decisions to enhance health outcomes. Our patented Food-as-Medicine tools and GLP Compass™ program underscore our commitment to personalized and effective healthcare.

- **Recognition and Validation:** Our approach has been validated by top employers and health plans, achieving a 100% employer contract renewal rate. We have received CDC DPP Full Plus recognition and hold multiple patents for our unique biomarkers and health management methods.

Invest Today in the Future of Chronic Disease Care


WHAT YOU GET WHEN YOU
Invest in Digbi to create health and wealth
Prescription GLP-1 weight loss drugs
Genetic and gut microbiome test kits
2024
2026
Invest in an innovative, health-focused startup
Continuous Glucose Monitor (CGM Device)
Nationwide Telehealth access
Health Report
Personalized weight loss and gut health reports
*DISCOUNTS AND PRODUCT PERKS SCALE WITH THE AMOUNT INVESTED

Digbi Health's precision medicine method is a pioneering advancement in healthcare that tackles the underlying factors of chronic diseases through individualized, data-guided treatment. Investing in Digbi Health supports an innovative healthcare approach that improves individual health outcomes and lowers overall healthcare expenses, resulting in a significant impact on millions of lives.

Unprecedented Insurance Coverage and Access: As of May 2024, 35 million users, through seven health plans and leading employers, have fully covered access to Digbi Health's advanced genetic and gut microbiome-based care for obesity, type 2 diabetes, and digestive health. Digbi Health is financially backed by leading venture capital firms like Accel, LG, and Ocean Azul. Our team of doctors, scientists,

and engineers has over 60 published papers and 79 granted US patents. Our science and health outcomes are validated by peer-reviewed studies in collaboration with doctors from top medical schools, including UC San Diego, West Virginia University, and Northwestern University.

Innovative Patent-Protected Product, Strong Revenue Momentum, and CDC Recognition: We are transforming the $220 billion obesity market through innovation. With a sixfold growth over the past 12 months in contracted revenue, reaching $23 million, and patented solutions, Digbi Health is positioned for significant growth. Our comprehensive weight loss and diabetes prevention program has achieved the highest partner status from the CDC. The current fundraise will expand our reach into more health plans, employers, and Medicare. Invest in Digbi Health to be part of this transformative journey and achieve substantial returns.

Your investment in Digbi Health will help to advance a revolutionary approach to healthcare that will not only enhance individual health outcomes but also lower healthcare expenses overall, therefore improving the lives of millions of people.

Invest today to be part of a transformative journey towards better health and well-being for all.

Dear friends,

Digbi Health was inspired by my personal battle with a chronic health condition. You or perhaps your loved ones have struggled with one or more of these conditions. Digbi Health is now at the forefront of a healthcare revolution.

Thanks to the JOBS Act passed by Congress, you now have the opportunity to invest in a stage traditionally reserved for established venture capitalists.

The fact is, most startups fail. However, startups that succeed **change the world**. Every major innovation starts with entrepreneurs and support of investors like you willing to take risks on uncharted territory.

What we're doing is hard, but we have already made significant strides! Our contracts allow, for the first time, 35 million Americans to get fully covered, zero copay access to Digbi's personalized care programs to manage weight, diabetes, and gut health.

If you're ready to take this journey with us and invest in a **Future Free from Chronic Illness** for you, your family, and Millions of others, we'd love to have you on our team!

Warm regards and behalf of the Digbi team and our investors,
Ranjan Sinha, Founder and CEO, Digbi Health

ABOUT

HEADQUARTERS
800 EL Camino Real West suite 180
Mountain View, CA 94040

WEBSITE
View Site ⬈

Digbi has transformed the lives of thousands of patients with obesity, cardiometabolic, and gut health challenges using state-of-the-art Precision Medicine research, a human care team, and AI. Digbi's care programs are accessible to 35 million members as fully covered benefits across 7 health plans and multiple employers. Digbi is revenue generating, and we're scaling to reach more health plans and employers, and expand into Medicare.

TERMS
Digbi Health

Overview

PRICE PER SHARE
$2

VALUATION
$60.8M

DEADLINE ⓘ
Dec. 24, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$200

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

ASSET TYPE

MIN NUMBER OF SHARES OFFERED
7,500

SHARES OFFERED
Series B Preferred Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→

Offering Memorandum	→

Financials	⌄

Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Bonus Shares: 10% for previous investors, customers, friends, and family

EARLY BIRD (Invest in the first 4 weeks)

Invest at least $1,000, receive 5% bonus share, and receive a promo code, to save 50% on a 4-month Digbi GLP-based Weightloss Program (Retail Price 2,000)

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It is Semaglutide, Compounded in compliance with quality and pharmaceutical industry standards Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage Refills shipped to your home

Ongoing insurance support, if needed

Access to Digbi Health App

Personal nutrition and fitness coaching

Invest at least $10,000, receive 10% bonus shares and a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards

Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home

Ongoing insurance support, if needed

Personal nutrition and fitness coaching

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Invest at least $50,000, receive 15% bonus shares and a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards

Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home

Ongoing insurance support, if needed

Personal nutrition and fitness coaching

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Invest at least $100,000, receive a 25% bonus, and share a promo code for two individuals for a FREE 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program The program includes

The program includes everything included in the program when you early bird invest at least 50,000

Volume Perks

Tier 1 Perk—-Invest at least $500 and receive a promo code to save 50% on the Digbi Personalized Care Program for weight loss and gut health (Retail Price $1,000). The program includes

1 Abbott CGM sensor, a 1 Genetic test kit, a

1 Gut microbiome test kit,

5 personalized reports (Genetic Nutrition, Food Allergy, Genetic Fitness, Genetic Skin Health, Gut Health), and Personal Coach for 12 months

Access to Digbi Health App

Tier 2 Perk - Invest at least $1,000, and receive a promo code, to save 50% on a 4-month Digbi GLP-based Weightloss Program (Retail Price 2,000)

The program includes

Online health assessment + Medical review by a Digbi-affiliated doctor GLP-1 prescription, if appropriate

4 months of Compounded GLP-1 medication shipped to your home. It's semaglutide.

Compounded in compliance with quality and pharmaceutical industry standards Monthly renewal of GLP-1 prescription for 4 months

Unlimited messaging with your provider to discuss side effects and medication dosage

Refills shipped to your home Ongoing insurance support, if needed

Personal nutrition and fitness coaching

Access to Digbi Health App

Tier 3 Perk - Invest at least $2,500, receive 2% bonus share, a promo code to save 50% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (retail Price $3,000). The program includes

All of the Tier 2 Perk programs PLUS

One Abbott CGM sensor;

One Genetic test kit, One Gut microbiome test kit;

5 personalized health reports (Genetic Nutrition, Food Allergy, Genetics Fitness, Genetic Skin Health, Gut Health)

Personal nutrition and fitness coaching

Access to Digbi Health App

Tier 4 Perk - Invest at least $10,000, receive 5% bonus share, a promo code to save 75% on a 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program (Retail Price $3,000). The program includes

All of the Tier 3 Perk program

Tier 5 Perk - Invest at least $100,000, receive10% bonus share, a promo code for two individuals, for FREE 4-month Digbi GLP-based Personalized Weightloss and Gut Health Program. The program includes

All of the Tier 3 Perk program

Disclaimers

The potential bonus perks mentioned in relation to your investment may involve the use of prescription drugs. It is important to note that the availability of such perks is contingent upon a comprehensive medical evaluation by a licensed healthcare professional. Prescription medications may not be suitable for everyone due to individual health conditions, medical history, or potential drug interactions. Therefore, receiving these perks cannot be guaranteed and should not be considered as a certainty when evaluating your investment. Always consult with a healthcare provider to determine the appropriateness of any prescription drug related to these perks for your personal health needs.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Digbi Health will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $2 / share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Tech Crunch
LG announces the first 50 participants in its LG Nova program

View Article

Forbes
Important Mission By LG To Reinvent Society With Future Growth

View Article

Yahoo!Finance
Digbi Health Selected by State Public Health Insurance Trust to Manage Obesity Treatment Costs Amid Escalating GLP-1 Drug Expenses

View Article

Blue Shield of California
Blue Shield of California Celebrates 5th Anniversary of Wellvolution, Award-Winning Digital Health Platform, Adds New Weight and Diabetes Management Programs

View Article



Fierce Biotech

Novo Nordisk to explore obesity risk tests with Digbi Health pilot project

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

This was life-changing because this may have saved me, um, and added years to my life. They make it so simple for you. It's absolutely sustainable. I just don't know why you wouldn't try it if you qualify for it.

At Digby Health, like James, everyone deserves to understand their genetics and gut microbiome to live strong and disease-free. We believe we are transforming the treatment of obesity, type two diabetes, digestive and mental health conditions using genetics, the gut microbiome, and generative AI. Recognized by the CDC and patented in the US, we have helped over 10,000 people combat illness. Obesity, mental health, and gut-related illnesses continue to rise, affecting 133 million Americans.

After overcoming my life-threatening condition through genetic research, I assembled a world-renowned team of doctors and scientists to bring the power of the microbiome and food-as-medicine approach to everyone. Together, we created Digby Health, aiming to transform a hundred-billion-dollar market by identifying the most effective treatments for obesity, mental health, and gut health.

Digby has really nailed it down to which data points are critical to look at and how to pair diet along with that. So I think data's key. When we start off, if you're just going with your standard doctor report—doing the lipids, the A1C, the glucose—that's a great foundational start. But now, we want to take advantage of some of the modern cutting-edge science and see if there are other parameters that we need to look at: metabolites, gene markers, and gut health that can help guide us a little more in a nuanced way. And that's really what personalized nutrition and wellness is all about.

Members start by sending in their DNA and gut samples, which we analyze for genetics and microbiome. Our scientists and clinicians use AI to identify the gaps and create a personalized treatment plan to target the root cause of the illness. Specialized health coaches help members incorporate tailored nutrition, sleep, and exercise adjustments based on their unique biology and ancestry. Our patented approach is fully covered by insurance and offered by our employer partners, making up 90% of Digby's business. We save employers an average of $1,800 per employee annually thanks to the insurance coverage.

For the first time, millions have access to advanced genetic and gut microbiome testing and personalized obesity treatment. We are liberating families from medication, invasive procedures, and empowering them to achieve lasting wellness.

From early 2023 to mid-2024, Digby expanded to seven health plans, including Aetna and six Blue Cross Blue Shield plans, reaching 35 million covered lives with $25 million in contracted revenue. Axel has been excited about partnering with Digby Health and closely witnessing their amazing work. Their groundbreaking approach to treating obesity and type two diabetes through the gut microbiome and genetics has transformed countless lives. From their leadership to their health coaches, their growth and proven results have made me proud to be part of their journey.

Supported by world-class investors like Excel, Ocean, Nazo, and LG, we are now opening this raise to the public. This raise will help us treat more people with chronic physical and mental health challenges, using generative AI to drive higher gross margins, expand our sales team, and partner with more employers and health plans. The future of chronic care is personalized, precise, and preventative. It's here, and we believe it's at Digby Health. Join us and invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]


RESTATED CERTIFICATE OF INCORPORATION
OF
FOOD RX AND AI, INC.


Food Rx and AI, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify:

     1.   That the name of this corporation is Food Rx and AI, Inc., and that this corporation was originally incorporated on September 20, 2019 under the same name.

     2.   That the Restated Certificate of Incorporation of this corporation attached hereto as <u>Exhibit A</u>, which is incorporated herein by this reference, and which restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation, has been duly adopted by this corporation's Board of Directors and this corporation's stockholders in accordance with Sections 242 and 245 of the General Corporation Law, with the approval of the corporation's stockholders having been given by written consent without a meeting in accordance with Section 228 of the General Corporation Law.

     IN WITNESS WHEREOF, this corporation has caused this Restated Certificate of Incorporation to be signed by its duly authorized officer and the foregoing facts stated herein are true and correct.

Dated: _____, 2024


FOOD RX AND AI, INC.


By: _____
    Ranjan Sinha
    Chief Executive Officer

EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION
OF
Food Rx and AI, Inc.

    1: The name of this corporation is Food Rx and AI, Inc. (the "**Corporation**").

    2: The address of the registered office of the Corporation in the State of Delaware is 838 Walker Road, Suite 21-2, City of Dover, County of Kent, Delaware 19904. The name of the registered agent of the corporation at that address is Corp2000.

    3: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

    4: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 73,065,729 shares consisting of (i) 44,626,537 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 28,439,192 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), 5,203,217 of which shares shall be designated "Series Seed Preferred Stock" ("**Series Seed Preferred Stock**"), 12,235,975 of which shares shall be designated "Series A Preferred Stock" ("**Series A Preferred Stock**"), and 11,000,000 of which shares shall be designated as "Series B Preferred Stock ("**Series B Preferred Stock**"), in each case, with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in Part B of this Article Fourth. The Series Seed Preferred Stock and the Series A Preferred Stock is referred to together herein as the "**Series Seed and Series A Preferred Stock**."

  The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

  A. COMMON STOCK

    1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

    2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or

more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   <u>Dividends</u>. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate of Incorporation) the holders of Series Seed and Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed and Series A Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed and Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed and Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed and Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Preferred Price (as defined below); <u>provided</u> that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed and Series A Preferred Stock pursuant to this <u>Section 1</u> shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed and Series A Preferred Stock dividend. The "**Series B Price**" shall mean $2.00 per share, the "**Series A Price**" shall mean $0.6865 per share, and the "**Series Seed Price**" shall mean $0.68306 per share, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock. Each of the Series B Price, Series A Price and Series Seed Price are also referred to herein for the respective series of Preferred Stock as the "**Preferred Price**".

2.   <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1   <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, the holders of shares of Series B Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock then outstanding shall be entitled on a pari passu, equal priority basis to be paid out of the assets of the Corporation available for distribution to its stockholders, prior and in preference to any payment to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (a) for the Series B Preferred Stock, the greater of (i) one times the Series B Price for each share of Series B Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into Common Stock pursuant to this Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event, and (b) for the Series A Preferred Stock, the greater of (i) one times the Series A Price for each share of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to this Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event, and (c) for the Series Seed Preferred Stock, the greater of (i) one times the Series Seed Price for each share of Series Seed Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to this Restated Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or any such Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series B Preferred Stock, Series A Preferred Stock and Series Seed Preferred Stock shall share ratably on a pari passu, equal priority basis in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, prior and in preference to any payment to the holders of Common Stock.

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to Subsection 2.1, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed pro rata among the holders of shares of Common Stock based on the number of shares of Common Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless (a) the holders of at least a majority of the outstanding shares of Series Seed and Series A Preferred Stock, voting together as a single class on an as-converted basis and not as a separate class or series, and (b) the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, (together, the "**Required Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of this Subsection 2.3.2(b) to require the redemption of such shares of Preferred Stock, and unless the Required Holders so request in a written instrument delivered to the Corporation within 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders (the "**Available Proceeds**"), to the extent legally available therefor, on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the per share liquidation preference amount determined pursuant to Subsection 2.1 with respect to each series of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity pursuant to such Deemed Liquidation Event.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the

"**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis.

3.2   Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**") for so long as at least 1,420,248 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**") for so long as the outstanding shares of Series Seed Preferred Stock equal at least 10% of the outstanding shares of capital stock of the Corporation on a fully diluted basis (with fully diluted basis calculated assuming exercise or conversion of all outstanding options, warrants and other convertible securities of the Corporation), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, and the holders of record of the shares of Common Stock and Preferred Stock, voting together as a single class on an as-converted basis and not as separate class or series, shall be entitled to elect any remaining number of directors of the Corporation. Any director elected as provided in the preceding sentence may be removed by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series Seed Preferred Stock, Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which such stockholders are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series Seed Preferred Stock, Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting, and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of at least a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2.

          3.3   Preferred Stock Protective Provisions. In addition to any voting rights expressly provided under the General Corporation Law, the Corporation shall not, either directly or indirectly (including through any direct or indirect subsidiary of the Corporation (a "**Subsidiary**")) by amendment, merger, consolidation, reclassification, reorganization or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate of Incorporation) the written consent or affirmative vote of the Required Holders, given in writing or by vote at a meeting, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

          3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation or any Subsidiary, or effect any merger or consolidation or any other Deemed Liquidation Event of the Corporation or any Subsidiary;

          3.3.2   amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, or the charter or organizational documents of any Subsidiary in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

          3.3.3   create, or authorize the creation of, or issue or re-issue or obligate the Corporation or any Subsidiary to issue or re-issue shares of, any additional class or series of capital stock or any securities directly or indirectly convertible into or exchangeable for any additional class or series of capital stock, or increase the authorized number of shares of Preferred Stock or any other class or series of capital stock, in each case of the Corporation or any Subsidiary, other than an acquisition of shares of capital stock of a wholly owned Subsidiary (which will include a Subsidiary that is less than wholly owned by the Corporation if the existence of such Subsidiary under the applicable law of the jurisdiction of organization of such Subsidiary requires that such Subsidiary have two shareholders and the second shareholder holds only a nominal number of shares of such Subsidiary to comply with such law) approved by the Corporation's Board of Directors, including with the approval of the Series A Director;

          3.3.4   reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege; or reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

          3.3.5   establish any new equity plan or arrangement for the benefit of the employees, officers, directors, consultants or other persons who perform services for the Corporation or any Subsidiary, or increase the number of shares of Common Stock subject to issuance under any existing or new equity plan or arrangement for the benefit of such service providers;

          3.3.6   purchase or redeem (or permit any Subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation or any Subsidiary, other than (i) redemptions of or dividends or distributions on the Preferred

Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any Subsidiary pursuant to contractual call rights in connection with the cessation of such employment or service at a price no greater than the original purchase price thereof, or (iv) as approved by the Corporation's Board of Directors, including with the approval of the Series A Director;

3.3.7 create, incur or authorize the incurrence or creation of, or issue or authorize the issuance of, any indebtedness, debt security or guarantee, or modify any indebtedness, debt security or guarantee, of the Corporation or any Subsidiary, other than any trade credit of the Corporation or any Subsidiary in the ordinary course of business, any indebtedness incurred by the Corporation or any Subsidiary pursuant to equipment financing arrangements in the ordinary course of business, or any indebtedness or debt security approved by the Corporation's Board of Directors, including with the approval of the Series A Director;

3.3.8 sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) material technology, intellectual property, or other assets of the Corporation or any Subsidiary, or permit or obligate the Corporation or any Subsidiary to engage in such actions, other than non-exclusive transactions involving the products and/or services of the Corporation or its Subsidiaries in the ordinary course of business;

3.3.9 effect any capital or other investment through the Corporation or any Subsidiary, create, or hold capital stock in, any Subsidiary that is not wholly owned (either directly or through one or more other Subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any Subsidiary, or permit any Subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.10 acquire or obligate the Corporation or any Subsidiary to acquire, any material business, property, asset or capital stock of any other person or entity through an acquisition, merger, exclusive license, sale or other business combination;

3.3.11 increase or decrease the authorized number of directors constituting the Board of Directors of the Corporation or any Subsidiary;

3.3.12 enter into, modify, waive or terminate, any agreement, arrangement or transaction with any stockholder, director, or officer of the Corporation or any Subsidiary (a "**Related Party**"), or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any Related Party, unless otherwise approved by the Corporation's Board of Directors, including with the approval of the Series A Director; or

3.3.13 cause or permit any Subsidiary to, without approval of the Corporation's Board of Directors, including with the approval of the Series A Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

3.4   Series Seed Protective Provision. At any time when at least 1,300,804 shares of Series Seed Preferred Stock are outstanding, the Corporation shall not, either director or indirectly through a subsidiary or by amendment, merger, consolidation or otherwise, undertake any of the actions or transactions enumerated in Subsection 3.3.2 or 3.3.4 above in each case in a manner that would materially and adversely affect one or more holders of Series Seed Preferred Stock in a manner different from, or disproportionately more than, the holders of any other class or series of Preferred Stock, in each case without the prior written consent of the holders of record of at least 50% of the then outstanding shares of Series Seed Preferred Stock.

4.   Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of a series of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Preferred Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for a series of Preferred Stock shall initially be equal to the Preferred Price for such series of Preferred Stock. The initial Conversion Price for a series of Preferred Stock, and the rate at which shares of such series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation's Board of Directors, including with the approval of the Series A Director. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) for each series of the Preferred Stock, pay any dividends declared but unpaid on the shares of such series of Preferred Stock converted.

        4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

        4.3.3   Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the applicable Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of a series of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

        4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price applicable to such series shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

        4.3.5   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

        4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to <u>Subsection 4.4.3</u> below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, including Options therefor, issued to employees or directors of, or consultants or advisors to, the Corporation or any of its Subsidiaries pursuant to an equity plan or arrangement of the Corporation, approved by the Corporation's Board of Directors, including with the approval of the Series A Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock outstanding as of the Original Issue Date and actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the

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Corporation's Board of Directors, including with the approval of the Series A Director;

(vi)   shares of Common Stock, Options or Convertible Securities issued as consideration for the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Corporation's Board of Directors, including with the approval of the Series A Director;

(vii)   shares of Common Stock, Options or Convertible Securities issued as consideration for sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Corporation's Board of Directors, including with the approval of the Series A Director; or

(viii)   shares of Common Stock issued in a Qualified IPO (as defined below).

4.4.2   No Adjustment of Conversion Price. No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Required Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or

Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price for such series computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price for a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price for such series then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price for such series shall be readjusted to such Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price for a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price for such series that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable

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(even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for a series of Preferred Stock in effect immediately prior to such issue, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 \ * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the Conversion Price for such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

(b)   "CP_1" shall mean the Conversion Price for such series of Preferred Stock in effect immediately prior to such issue of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the shares of Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good

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faith by the Corporation's Board of Directors, including with the approval of the Series A Director; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities (other than shares or securities that are themselves Additional Shares of Common Stock) or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Corporation's Board of Directors, including with the approval of the Series A Director.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price for a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Conversion Price for such series shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price for a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for a series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for a series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for such series of Preferred Stock then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for a series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for such series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of a series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Corporation's Board of Directors, including with the approval of the Series A Director) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 4</u> (including provisions with respect to changes in and other adjustments of the Conversion Price for a series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9   <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price for a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of such series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price for such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the shares of such series of Preferred Stock.

4.10   <u>Notice of Record Date. In the event</u>:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, that results in at least $45 million of gross proceeds, net of underwriting discounts and commissions, to the Corporation (a "**Qualified IPO**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Required Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any dividends declared but unpaid on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. <u>Redemption</u>. The Preferred Stock is not redeemable at the option of the holder thereof other than pursuant to <u>Section 2.3.2(b)</u> hereto.

7. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. <u>Waiver</u>. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Required Holders.

9. <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

5: Subject to any additional vote required by this Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Corporation's Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

6: Subject to any additional vote required by this Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

7: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

8: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

9: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the

Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

10: The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against the Corporation initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Article Tenth shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. The Corporation shall be the indemnitor of first resort for any director or officer who is entitled to indemnification and advancement pursuant to this Article Tenth (i.e., the Corporation's obligations to indemnify a director or officer shall be primary and any obligation of a current or former third party employer, partnership of which such director or officer is a partner, limited liability company of which such director or officer is a member or affiliate of such director or officer (any such person, an "**Indemnitor**"), to advance expenses or provide indemnification for the same expenses or liabilities incurred by such director or officer are secondary) and it shall be required to advance the full amount of expenses incurred by such director or officer and shall be liable for the full amount of expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by this Restated Certificate of Incorporation (or any other agreement between the Corporation and such director or officer), without regard to any rights such director or officer may have against any Indemnitor. The Corporation shall have no right to seek contribution or other reimbursement from any Indemnitor for any payments by the Corporation.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

11: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Corporation's Board of Directors, including with the approval of the Series A Director (in addition to any other consent required under this Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

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